FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16
of the Securities Exchange Act of 1934

For the month of March

Virginia Gold Mines Inc.
200-116 St-Pierre, Quebec City, QC, Canada G1K 4A7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Please note that pursuant to rule 12g3-2(d)(1), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes X     No

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-4176.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

[NAME OF REGISTRANT]
(Registrant)

Date March 1 2004 Form 6-K	By: /s/Amélie Laliberté [Print] Name:Amélie Laliberté Title: Investor Relations

Press Release
 March 1, 2004

Highlights
Gayot Project
9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project
Zone 32
Resource of 350,000 oz of gold
Zone 30 - Pari
2.1 g/t Au / 48 m incl. 14 g/t / 3 m
69 g/t Au / 2 m 21 g/t Au / 2 m
New Zone
 8.2 g/t Au / 10.5 m

Poste Lemoyne Project
Resource: 203,483 t @ 14.5 g/t Au 14.13 g/t Au / 13 m
43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project
0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines
TSX-VIA

The most active exploration company in Quebec

Prospector of the Year 1996
Resource Award 2001

Working Capital
Over $18,000,000
-- no debt

Major Partners
BHP Billiton
SOQUEM
Noranda
Novicourt

POSTE LEMOYNE: EMERGENCE OF A SECOND GOLD ZONE LA GRANDE SUD: CAMBIOR ABANDONS ITS OPTION

POSTE LEMOYNE
Virginia Gold Mines Inc. (“Virginia”) and partner Globestar Mining (formerly TGW Corporation) are pleased to announce the complete results of the drill program carried out from December 2003 to February 2004 on the Poste Lemoyne property (in a 50-50 partnership), located in the James Bay region, Province of Quebec. The program consisted of 18 holes totalling 3132 metres (see the following table).

One of the main objectives of the program was to test more systematically a major zone of flexure along the regional structural corridor, similar to the one hosting the Orfée zone (203,483 t @ 14.5 g/t Au - news release of April 8, 2003). That inflection zone, located 500 metres east of the Orfée zone, between lines 32+00E and 34+50E, had already returned large intersections highly anomalous in gold in the few holes previously drilled: 0.28 g/t Au over 49.0 m including 1.61 g/t Au over 4.92 m (PLE02-42); 0.70 g/t Au over 21.68 m including 2.12 g/t Au over 4.0 m (PLE02-62); 1.67 g/t Au over 3.5 m (PLE98-04) an 0.61 g/t Au over 10.45 m (PLE02-44). Eleven (11) new holes totalling 2083 metres were drilled on that zone during the program recently completed. These holes have allowed to define a large auriferous structure developed in a sequence of basalts/greywackes/ banded iron formation, mineralized principally with pyrrhotite. This structure, now called Orfée Est, has returned in drilling several metric to decametric intersections with subeconomic gold grades, within a large anomalous halo. The Orfée Est zone is doubling up in its eastern portion (north zone and south zone), suggesting the presence of folds. The Orfée Est zone remains open in all directions and will be the object of further drilling in 2004.

Work is completed by the staff of Services Techniques Geonordic Inc., under the supervision of Paul Archer, Vice-President Exploration and Q.P. (Qualified Person) of Virginia, which he joined in 1996.

Drill results are reported in to the following table and on the longitudinal section attached:

Samples were analysed at the Expert Inc. laboratory in Rouyn-Noranda to determine the gold grade by fire-assay and gravimetric finishing.

Furthermore, seven holes (totalling 1049 metres) were drilled over a distance of 8 kilometres along the regional structural corridor in order to test several geophysical and geological targets. These holes confirmed that the host corridor remains a anomalous gold structure outside the Orfée and Orfée Est zones because many holes have intersected low-grade, mineralized zones over metric to plurimetric widths. Drill results are reported to the following table:

* NSV = no significant value

LA GRANDE SUD – CAMBIOR ABANDON ITS OPTION

Cambior inc. has advised Virginia of its decision to withdraw from the agreement related to the La Grande Sud project and entered into on May 25, 1999. The agreement granted Cambior the option to acquire a 50% interest in the La Grande Sud property.

In accordance with the terms of the agreement, Cambior subscribed an amount of $205,275 (representing 153,800 common shares of the corporation) in the capital stock of Virginia and carried out exploration work for approximately 2 million $. Work conducted by Cambior has led to the discovery of many new gold zones on the property, namely zone 175 (up to 16.7 g/t Au over 1.5 m and 12.9 g/t Au over 3.0 m in drilling), zone 197 (up to 8.72 g/t Au over 4.6 m in drilling), zone 30 (up to 3.56 g/t Au over 3.2 m in drilling) and Wogogoosh (up to 1.15 /t Au over 22 m in drilling). Although the discovery of these new zones did not result in a significant increase of the gold resource on the property, they have nonetheless confirmed the extent of the mineralized system and allowed the detection of new gold-bearing geological settings. As a result of Cambior’s withdrawal from the project, Virginia is now the sole owner of the property La Grande Sud and its resource of 350,000 ounces of gold.

Virginia Gold Mines Inc. is among the most active mining exploration companies in Quebec with a working capital of over $18 million, debt free, and with approximately 40 million shares issued and outstanding. Virginia’s shares trade on the Toronto Stock Exchange (TSX) under the symbol VIA. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

For further information:
André Gaumond, President
Paul Archer, V.P. Exploration (Q.P.)
Michel Chapdelaine, senior supervising geologist
Amélie Laliberté, Investor Relations
Tel: (800) 476-1853 -(418) 694-9832
Fax: (418) 694-9120
E-mail: mines@virginia.qc.ca
Internet: www.virginia.qc.ca

PROJET POSTE LEMOYNE PROJECT - Zone Orfée Est / Orfée East Zone

Surface
L 32+00 E
L 33+00 E
L 34+00 E
L 35+00 E
Mort-Terrain/ Overburden
Mort-Terrain/ Overburden
PLE02-66 0.18 g/t / 34.5m Incluant : 1.46 g/t / 1.0m
PLE02-42 0.28 g/t / 49.0m Incluant : 1.61 g/t / 4.92m
PLE02-67 0.50 g/t / 9.0m Incluant : 1.10 g/t / 3.0m
PLE04-82 0.72 g/t / 18.65m
PLE02-62 0.37 g/t / 8.2m
PLE03-69 0.47 g/t / 37.0m
PLE02-44 0.61 g/t / 10.45m
PLE03-70 0.40 g/t / 9.55m 0.27 g/t / 6.0m
50m
PLE03-73 0.76 g/t / 25.0m Incluant : 2.20 g/t / 7.0m
PLE03-72 1.06 g/t / 37.0m Incluant : 9.05 g/t / 1.0m 2.11 g/t / 11.0m
PLE04-75 0.38 g/t / 24.0m
PLE04-74 39.52 g/t / 1.0m
PLE03-70 0.34 g/t /15.9m
PLE02-62 0.70 g/t / 21.68m Incluant : 2.12 g/t / 4.0m
100m
PLE04-76 0.98 g/t / 23.0m Incluant : 10.53 g/t / 1.1m 1.86 g/t / 4.5m
PLE04-78 0.72 g/t / 39.0m Incluant : 1.98 g/t / 4.9m 1.63 g/t / 6.0m
PLE04-79 0.68 g/t / 40.0m Incluant : 1.58 g/t / 3.8m 1.69 g/t / 4.0m 2.62 g/t / 2.0m
PLE04-74 0.39 g/t / 22.25m Incluant : 0.48 g/t / 12.65m
150m
PLE03-69 0.66 g/t / 10.9m
PLE04-77 1.13 g/t / 18.84m Incluant : 2.82 g/t / 5.76m
PLE98-04 1.67 g/t / 3.5m
PLE04-82 0.52 g/t / 18.5m
200m
0 25 50
Meters
Résultat déjà publié / Previously released result
Nouveau résultat / New result
Zone Nord / North Zone
Zone Sud / South Zone
QFP hors zone / Outside zone QFP